Exhibit 99.1

SilverCrest Reports Contractor Fatality at Santa Elena Mine

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC – March 24, 2014 – SilverCrest Mines Inc. (the “Company” or “SilverCrest”) reports that a contractor employee died on Friday, March 21 in an accident at the Company’s Santa Elena mine in the state of Sonora, Mexico.

The contractor employee was operating a haul truck on the lower access ramp of the pit when it is believed he may have suffered a medical condition causing him to lose control of the vehicle. Subsequently, the vehicle breached a designated safety berm and rolled off the ramp into the lower part of the pit. Several witnesses on hand observed the accident but were powerless to intervene in what appeared to be an unavoidable accident given the circumstances. The open pit was shut down immediately and the area of the accident remained closed while the Company worked with Mexican authorities to conduct a full investigation of the accident. Permission to re-commence pit operations has since been received from the authorities.

All other operations at the mine including stockpile ore crushing, pad leaching, underground work, and mill expansion start up continued uninterrupted.

N. Eric Fier, President and COO of SilverCrest, stated, "We extend our sincere condolences to the family of the deceased, and we are working with the contractor to ensure the family is well cared for."

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach and underground mine. SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and construction of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine (open pit and underground) in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President & COO SILVERCREST MINES INC.

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